Mr. Steven Jacobs

Branch Chief

Division of Corporation Finance

Re:	Innkeepers USA Trust

Form 10-K for the year ended December 31, 2005

File No. 001-12201

Dear Mr. Jacobs:

Innkeepers USA Trust (the “Company” or “We”) have reviewed your staff comments on our Form 10-K for the year ended December 31, 2005 and this letter is to respond to the staff comments.

Staff Comment

1. Management’s Discussion and Analysis of Financial Condition and Result of Operations. Critical Accounting Policies, page 15.

We note in your correspondence letter to the staff dated July 6, 2004 that you had the intent of adding disclosure within your filings related to impairment policies on deferred franchise fees. We further note that there have been sales of certain of your properties. In light of those sales, as well as other potential events that could impair the value of your future economic benefits under your management agreements, and the significance of deferred costs for both deferred franchise conversion fees and deferred lease acquisition costs, please disclose your impairment policies and within the notes to the financial statements. Supplementally, advise us how you specifically considered the impairment of these deferred assets based upon property dispositions planned or made during 2004 and 2005.

Company response

We acknowledge that in our letter to you dated July 6, 2004 we indicated that additional disclosure would be provided related to our policies on deferred costs. The aggregate of these fees was a gross amount of $16.9 and $16.2 million at December 31, 2005 and 2004, respectively, which represents approximately 2% of total assets as of December 31, 2005 and 2004. The net book value of these assets was $13.5 million and $14.6 million at December 31, 2005 and 2004, respectively. Amortization of deferred franchise conversion fees was approximately $1,240,000 and $1,047,000 for the years ended December 31, 2005 and 2004, respectively, which represents less than 1% of total revenues and less than 1% of total expenses for each year. Amortization of deferred lease acquisition costs was approximately $523,000 and $512,000 for the years ended December 31, 2005 and 2004, respectively, which represents less than 0.5% of total revenues for each year and less than 0.5% of total expenses for each year. Accordingly we do not believe this policy is critical to an investor’s understanding of our financial results and condition and is not a critical accounting policy.

With respect to our consideration of these deferred assets on property dispositions planned or made during 2004 and 2005, the Company did consider such assets, however, there were no deferred conversion fees or deferred lease acquisition costs associated with hotels sold during 2004 and 2005.

Staff Comment

2. Schedule III – Real Estate and Accumulated Depreciation, page F-29.

We note your disclosure and request that you clarify for us why the end of year 2004 balances, for both cost and accumulated depreciation, do not appear to reconcile to the amounts on your consolidated balance sheet and do not agree with the beginning of year 2005 balances.

Company response

The rollforward of land and land improvements and building and building improvements for the year ended December 31, 2004 agrees to the balance sheet when you add two components on the balance sheet as follows:

Amounts from the balance sheet as of December 31, 2004 (in thousands):

Land and improvements	$127,392
Building and improvements	687,754

Total	$815,146

Total amount on Schedule III	$815,146

The reconciliation on Schedule III for changes in the assets in 2005 included all of the components of Investment in Hotels as detailed on the balance sheet, which explains why the beginning balance for 2005 does not agree to the prior year ending balance.

We believe that Schedule III as it relates to land and improvements and building and improvements is accurate and accordingly in subsequent filings we will modify the rollforward to be consistent with the 2004 and prior historical presentation.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or requests, please call me at (561) 227-1302.

Sincerely,

Dennis M. Craven

Chief Financial Officer

CC:	Jeffery H. Fisher, Chairman, Chief Executive Officer

Mark A. Murphy, General Counsel and Secretary

Michael Anise, Manager SEC Reporting